Exhibit 99.3

Mainz Biomed Reports Third Quarter 2023 Financial Results and Provides Corporate Update

ColoAlert® Revenue Increases 102% Year Over Year for the Nine Months Ended September 30, 2023

ColoFuture Study Reported Groundbreaking Results Demonstrating Sensitivity for Colorectal Cancer of
94% with Specificity of 97% and Advanced Adenoma Sensitivity of 80%

BERKELEY, US – MAINZ, Germany – November 16, 2023 — Mainz Biomed N.V. (NASDAQ:MYNZ) (“Mainz Biomed” or the “Company”), a molecular genetics diagnostic company specializing in the early detection of cancer, announced today financial results of the third quarter ending September 30, 2023 and provided a corporate update.

Key Highlights:

●	ColoAlert® revenues were USD 681,000, representing an increase of 102% compared to the first nine months of 2022.

●	Reported groundbreaking clinical trial results from ColoFuture, an international study evaluating the Company’s portfolio of novel gene expression (mRNA) biomarkers for potential inclusion into pivotal FDA PMA clinical trial (ReconAAsense) for next generation colorectal cancer (CRC) screening test.

●	Advanced eAArly DETECT feasibility study (U.S. ColoFuture clinical trial) scheduled to report results in Q4 of 2023.

●	Expanded network of international commercial partners for ColoAlert®, a highly efficacious and easy-to-use DNA-based detection test for CRC being sold via the Company’s unique business model of marketing products via partnerships with third-party laboratories versus the traditional methodology of operating a single facility.

●	Continued to grow corporate health program within Germany’s “BGM” system which provides health services to employees – Germany’s total BGM market represents a €1 billion per annum opportunity.

●	Ramped-up preparations for ReconAAsense clinical study which remains on track to commence patient enrollment in mid-2024. Presents an opportunity to achieve gold-standard status for self-administered CRC screening.

●	Presented at leading healthcare investment forums including the Cantor Fitzgerald Global Healthcare Conference, H.C. Wainwright Global Investment Conference and JonesTrading 2023 Healthcare Summit.

“This past quarter was an important period of progress for the Company highlighted by ColoFuture’s spectacular readout of results. Multiple novel mRNA biomarkers were identified for potential integration into our pivotal clinical trial being designed to potentially bring to market the gold-standard CRC self-administered screening test,” commented Guido Baechler, Chief Executive Officer of Mainz Biomed. “This fantastic milestone coupled with ColoAlert®’s commercial momentum, and our product development initiatives, have us well positioned to meet our corporate growth objectives for the foreseeable future.”

Commercial Update: Expanded network of laboratory partners, commenced commercial launches in multiple markets and grew corporate health program and insurance access across Germany

During the quarter, Mainz Biomed continued to execute its unique business model of partnering with third-party laboratories and experienced distribution partners as opposed to the traditional methodology of operating a single facility for test processing. The Company expanded its network of European and international commercial partnerships with the addition of Israel to its coverage via a collaboration with Fugene Genetics (FG). Founded in 2008, FG is a renowned genetic testing service provider offering a wide range of advanced genetic testing services to private clients, health organizations, hospitals, and genetic institutes throughout the country. Israel has one of the highest screening compliance rates in the world with over one million people being screened each year. It is expected that over 3.5 million adults could benefit from the availability of ColoAlert® in Israel. Under the terms of the agreement, Mainz Biomed is providing ColoAlert® to FG under its standard partnership structure and the two companies will collaborate on co-marketing activities to ensure a successful commercial launch in Israel.

In addition to expanding the Company’s international commercial footprint, a key highlight during the quarter was launching ColoAlert®’s sales activities with its partners in the United Kingdom and Poland. For the UK, Mainz Biomed is collaborating with Marylebone Laboratory, which recently expanded its presence in London, under the Marylebone Diagnostic Centre brand where it provides a comprehensive range of screening and diagnostic testing services. Across the UK, CRC remains a critical health concern, with approximately 43,000 diagnoses and 16,800 deaths occurring each year in the UK alone. This equates to an average of 46 lives lost every day. With a population of 67 million people, the UK, presents a substantial market for CRC screening. Specifically, within the age groups of 40 to 49 years and 50 to 75 years, there are approximately 8.4 million and 20 million individuals respectively. Additionally, there are 6.2 million individuals aged over 75. With a recommended frequency of CRC screening once every two years for patients aged 50 to 74, ColoAlert® represents a pivotal tool in the fight against this devastating disease. Considering these figures, the addressable UK market for ColoAlert® amounts to a staggering 34.6 million potential users.

In Poland, Mainz Biomed is partnered with testDNA Sp. z o. o. Sp. K (“testDNA”), one of the country’s leading DNA-based testing services. Its laboratory, headquartered in Katowice, Poland, boasts an expansive network of over 300 collection points throughout the country. Poland is a particularly important market as the need for alternative CRC screening options is underscored by data from the World Cancer Research Fund International which ranked Poland 7th (seventh) in the world for the highest mortality rate. With over 21 million people aged over 40, the market opportunity for ColoAlert® is significant, especially as there has been a low level of national participation in CRC screening which traditionally has been colonoscopies. In the recently published NordICC study in the New England Journal of Medicine, only 33% of those invited to participate in colonoscopy screening actually took part. This highlights the need to have alternative screening options that are less invasive and easier to perform at home.

A key initiative during the quarter was the Company’s continued effort to make ColoAlert® accessible and affordable in Germany, its flagship market. The Company continued to execute its two-prong strategy, the first being the expansion of its corporate health offering via integration into Germany’s BGM system (“betriebliches Gesundheitsmanagement”), an established corporate health program providing services to employees at 48 of the 50 largest companies in the country. Through corporate health management programs such as BGM, best-in-class companies in Germany offer employees healthcare services ranging from gym memberships to diabetes management to counseling, all to better their health. The second component of the patient access strategy is to increase ColoAlert®’s awareness in Germany’s private health insurance segment. During the quarter, Mainz Biomed established a strategic partnership with Ärztliches Labor Dr. Buhlmann, a respected player in PCR-based analysis. The Company’s comprehensive services include molecular diagnostics, genetics, HLA testing, and infectious disease assessments, catering to a diverse clientele spanning statutory and private insurance segments. Approximately 10.5% of Germany’s population, or roughly 8.7 million individuals, are covered by private health insurance (PHI), as estimated by the Association of Substitute Health Insurance Funds (vdek) in 2022. A substantial portion of these PHI beneficiaries fall within the critical 50-74 age range, the target demographic for CRC screening in Germany.

Product Development Highlights: Reported groundbreaking ColoFuture results, eAArly DETECT on track to report results in Q4 2023, continued preparations to commence patient enrollment in ReconAAsense U.S. pivotal clinical trial

During the quarter, Mainz Biomed achieved a significant growth milestone by reporting groundbreaking results from its ColoFuture study, a multi-center international clinical trial assessing the potential to integrate the Company’s portfolio of novel gene expression (mRNA) biomarkers into its pivotal FDA PMA clinical trial (ReconAAsense) which is evaluating a next generation CRC at-home screening test. The outstanding results included demonstrated sensitivity for CRC of 94% with specificity of 97% and advanced adenoma (AA) sensitivity of 80%. This proprietary family of mRNA biomarkers represents a potentially game-changing innovation in CRC screening as the portfolio has previously demonstrated the ability to detect CRC lesions, including AA, a type of pre-cancerous polyp often attributed to this deadly disease. In concert with ColoFuture, the Company continued to advance its U.S. clinical study of the same design and purpose (eAArly DETECT). The eAArly DETECT clinical trial is a multi-center feasibility study enrolling 266 subjects across 25 sites and remains on track to report results in Q4 2023.

Throughout the third quarter, Mainz Biomed continued to prepare for commencing patient enrollment in the ReconAAsense clinical trial (ClinicalTrials.gov Identifier: NCT05636085). This U.S. pivotal clinical trial assessing Mainz Biomed’s CRC test will form the basis of the data package for review by the U.S. Food and Drug Administration (FDA) to achieve marketing authorization. It will include approximately 15,000 subjects from 150 sites across the U.S. The study’s primary objectives include calculating sensitivity, specificity, positive predictive value (PPV) and negative predictive value (NPV) in average-risk subjects for CRC and AA. If any of the biomarkers are integrated into the ReconAAsense trial and the study produces positive results, this next iteration of Mainz Biomed’s CRC test will be positioned as one of the most robust and accurate at-home diagnostic screening solutions on the market as it will not only detect cancerous polyps with a high degree of accuracy, but has the potential to prevent CRC through early detection of precancerous adenomas.

CONDENSED CONSOLIDATED FINANCIAL INFORMATION

During the nine months ended September 30, 2023, the Company saw its revenue from ColoAlert® grow 102% compared to the same period of 2022. During the reporting period, the Company’s operating loss grew from USD 18.1 million to USD 20.1 million, when compared to the first nine months of 2022. This increased loss was attributable to the growth of sales and marketing and research and development (R&D) costs, mitigated by a decrease in general and administrative costs. Sales and marketing expenses increased as planned due to the expansion of the Company’s commercial activities in Europe. The increased research and development expenses are attributable to the continued development of Mainz Biomed’s next generation colorectal cancer screening test and increased R&D costs related to the peak enrollment in its eAArly Detect and ColoFuture studies.

The Company has filed a current report on Form 6-K on November 16, 2023, with the U.S. Securities and Exchange Commission, which includes both consolidated financial statements and management’s discussion and analysis of its financial results for the third quarter of 2023. Summary financial tables are included below.

Mainz Biomed N.V.

Condensed Consolidated Statements of Financial Position (Unaudited)

(in U.S. Dollars)

	September 30,	December 31,
	2023	2022

ASSETS
Current Assets
Cash	$9,320,381	$17,141,775
Trade receivables, net	108,630	66,984
Inventories	493,588	175,469
Prepaid expenses and other current assets	1,052,693	994,113
Total Current Assets	10,975,292	18,378,341

Property and equipment, net	1,606,333	661,692
Intangible asset	3,536,089	-
Right-of-use asset	1,788,977	1,177,695
Other asset	104	23,275
Total assets	$17,906,795	$20,241,003

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$3,104,456	$2,916,679
Current maturities of long term debt	7,281,158	1,040,573
Intellectual property acquisition liability	400,854	-
Lease liabilities	474,011	285,354
Total current liabilities	11,260,479	4,242,606

Long term debt	971,916	943,214
Lease liabilities	1,428,368	959,116
Intellectual property acquisition liability	796,664	-
Total Liabilities	14,457,427	6,144,936

Shareholders’ equity
Share capital	187,890	164,896
Share premium	46,525,899	38,831,542
Reserve	20,497,224	18,079,741
Accumulated deficit	(64,144,694)	(43,032,294)
Accumulated other comprehensive income	383,049	52,182
Total shareholders’ equity	3,449,368	14,096,067

Total liabilities and shareholders’ equity	$17,906,795	$20,241,003

Mainz Biomed N.V.

Condensed Consolidated Statements of Profit and Loss and Comprehensive Loss (Unaudited)

(in U.S. Dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022

Revenue	$181,669	$96,791	$680,718	$336,596
Cost of revenue	94,483	78,178	305,793	190,741
Gross profit	87,186	18,613	374,925	145,855
Gross margin	48%	19%	55%	43%
Operating expenses:
Sales and marketing	1,122,134	605,844	5,207,795	3,393,858
Research and development	1,854,795	909,003	7,591,168	1,702,491
General and administrative	2,750,895	3,979,359	7,630,246	13,104,566
Total operating expenses	5,727,824	5,494,206	20,429,209	18,200,915

Loss from operations	(5,640,638)	(5,475,593)	(20,054,284)	(18,055,060)
Other expense	(659,119)	(120,634)	(1,058,116)	(143,614)

Loss before income tax	(6,299,757)	(5,596,227)	(21,112,400)	(18,198,674)
Income tax provision	-	-	-	-
Net loss	$(6,299,757)	$(5,596,227)	$(21,112,400)	$(18,198,674)

Foreign currency translation gain (loss)	481,463	64,099	330,867	146,742
Comprehensive loss	$(5,818,294)	$(5,532,128)	$(20,781,533)	$(18,051,932)

Basic and dilutive loss per ordinary share	$(0.39)	$(0.39)	$(1.38)	$(1.32)
Weighted average number of ordinary shares outstanding	15,967,714	14,286,157	15,294,040	13,821,914

Please visit Mainz Biomed’s official website for investors at mainzbiomed.com/investors/ for more information.

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About Mainz Biomed NV

Mainz Biomed develops market-ready molecular genetic diagnostic solutions for life-threatening conditions. The Company’s flagship product is ColoAlert®, an accurate, non-invasive and easy-to-use, early-detection diagnostic test for colorectal cancer based on real-time Polymerase Chain Reaction-based (PCR) multiplex detection of molecular-genetic biomarkers in stool samples. ColoAlert® is currently marketed across Europe. The Company is running a pivotal FDA clinical study for US regulatory approval. Mainz Biomed’s product candidate portfolio also includes PancAlert, an early-stage pancreatic cancer screening test. To learn more, visit mainzbiomed.com.

For media inquiries -

In Europe:

MC Services AG

Anne Hennecke/Caroline Bergmann

+49 211 529252 20

mainzbiomed@mc-services.eu

In the U.S.:

Josh Stanbury
+1 416 628 7441
josh@sjspr.co

For investor inquiries, please contact info@mainzbiomed.com

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from the Company’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the failure to meet projected development and related targets; (ii) changes in applicable laws or regulations; (iii) the effect of the COVID-19 pandemic on the Company and its current or intended markets; and (iv) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the Securities and Exchange Commission (the “SEC”) by the Company. Additional information concerning these and other factors that may impact the Company’s expectations and projections can be found in its initial filings with the SEC, including its annual report on Form 20-F filed on April 7, 2023. The Company’s SEC filings are available publicly on the SEC’s website at www.sec.gov. Any forward-looking statement made by us in this press release is based only on information currently available to Mainz Biomed and speaks only as of the date on which it is made. Mainz Biomed undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.